UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SouFun Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Tianquan Mo

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China

+86-10-5631 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one-fifth of one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.		Names of Reporting Persons. Tianquan Mo
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,670,763 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,670,763 Class A Ordinary Shares (See Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,670,763 Class A Ordinary Shares (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) Class A: 7.2% (See Item 5) (1)
14.		Type of Reporting Person (See Instructions) IN

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule (as defined below). As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a)☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,738,706 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,738,706 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,706 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 2.2% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Safari Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 957,265 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 957,265 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 957,265 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.2% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Safari Group CB Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 781,441 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 781,441 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,441 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.0% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Deanhale Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,005,596 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,005,596 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005,596 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 3.8% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. IDG Alternative Global Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,005,596 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,005,596 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005,596 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 3.8% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

CUSIP No. 836034108

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 926,461 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 926,461 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,461 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.2% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the transactions disclosed in this Schedule. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 20,227,964 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the transactions disclosed in this Schedule.

Introduction

The following constitutes Amendment No. 2 (this “Schedule”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission by the undersigned on October 9, 2015 (the “Original 13D”), and amended by the Amendment No.1 to Schedule 13D dated November 12, 2015 (the “Amendment No. 1”). This Schedule is being filed by the Reporting Persons (as defined in Item 2 of the Amendment No. 1) and relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A Ordinary Shares”) of SouFun Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”). This Schedule is being filed to correct errors in the Amendment No. 1, primarily as they relate to the calculation of the shares of Class A Ordinary Shares owned by the Reporting Persons, and a recently executed subscription agreement supplement, and not to report any further sale or purchase by the Reporting Persons of the Class A Ordinary Shares.

Except as amended and supplemented herein, the information set forth in the Original 13D and the Amendment No.1 remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D and the Amendment No.1.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a) As of the date hereof, Safari directly beneficially owns 3,418,803 Class A Ordinary Shares, representing 4.3% of the issued and outstanding Class A Ordinary Shares. Mr. Mo, through Ateefa, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 957,265 Class A Ordinary Shares owned by Safari, representing 1.2 % of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Safari CB directly beneficially owns the Convertible Notes of an aggregate principal amount of US$100.00 million, which may be converted into 2,790,860 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share. As of the date hereof, the Class A Ordinary Shares issuable pursuant to the Convertible Notes represent 3.5% of the issued and outstanding Class A Ordinary Shares. Mr. Mo, through Ateefa, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 781,441 Class A Ordinary Shares issuable pursuant to the Convertible Notes, representing 1.0% of the issued and outstanding Class A Ordinary Shares.

As of the date hereof, IDG Alternative directly beneficially owns 5,359,658 Class A Ordinary Shares, representing 6.8% of the Issuer’s issued and outstanding Class A Ordinary Shares. Mr. Mo, through Deanhale, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 1,472,298 Class A Ordinary Shares owned by IDG Alternative, representing 1.9% of the Issuer’s issued and outstanding Class A Ordinary Shares. In addition, IDG Alternative directly beneficially owns the IDG Convertible Note of a principal amount of US$200.00 million, which may be converted into 5,581,720 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share. As of the date hereof, the Class A Ordinary Shares issuable pursuant to the Convertible Notes represent 7.1% of the Issuer’s issued and outstanding Class A Ordinary Shares. Mr. Mo, through Deanhale, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 1,533,298 Class A Ordinary Shares issuable pursuant to the IDG Convertible Note, representing 1.9% of the issued and outstanding Class A Ordinary Shares.

As of the date hereof, Mr. Mo, through Karistone, beneficially owns 926,461 Class A Ordinary Shares, representing 1.2% of the issued and outstanding Class A Ordinary Shares.

In addition, Mr. Mo may also be deemed to beneficially own certain Class A Ordinary Shares and Class B ordinary shares, par value HK$1.00 per share, of the Issuer (together with the Class A Ordinary Shares, the “Ordinary Shares”) held by each of Media Partner Technology Limited (“Media Partner”) and Next Decade Investments Limited (“Next Decade”). All of the shares of Media Partner are held in The MC Trust, for which Deutsche Bank International Trust Co. (Cayman) Limited (“Deutsche Bank”) serves as trustee, and all of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse Trust Limited (“Credit Suisse”) serves as trustee. Mr. Mo’s wife is the sole director of each of Media Partner and Next Decade. For more information regarding the Ordinary Shares held by Media Partner and Next Decade, see the Schedule 13D filed by Mr. Mo, Media Partner and Deutsche Bank and the Schedule 13D filed by Mr. Mo, Next Decade and Credit Suisse, each on December 28, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 hereby amended and supplemented by inserting the following before the last paragraph thereof:

Waiver under Carlyle Subscription Agreement

On November 23, 2015, Safari and Safari CB entered into a subscription agreement supplement with the Issuer, pursuant to which the Issuer waived the three-month lock-up requirement in respect of the 3,418,803 Class A Ordinary Shares purchased by Safari.

Item 7. Materials to be Filed as Exhibits.

Item 7 hereby amended and supplemented by inserting the following to the end thereof:

Exhibit 99.51	Subscription Agreement Supplement dated November 23, 2015 by and among Safari, Safari CB and the Issuer (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on November 23, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2015

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
ATEEFA LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP CB HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

IDG ALTERNATIVE GLOBAL LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director